Exhibit 12

ZOETIS INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2013	2012	2011	2010	2009
Determination of earnings:
Income/(loss) before provision for taxes on income
and noncontrolling interests	$690	$710	$394	$178	$(148)
Net income/(loss) attributable to noncontrolling interests	(1)	—	3	1	(1)
Income/(loss) attributable to Zoetis Inc.	691	710	391	177	(147)
Add: fixed charges	127	37	43	43	32
Total earnings/(loss) as defined	$818	$747	$434	$220	$(115)

Fixed charges:
Interest expense, net of capitalized interest(a)	$113	$31	$36	$37	$26
Capitalized interest	3	—	—	—	—
Interest portion of rent expense(b)	11	6	7	6	6
Total Fixed charges	127	37	43	43	32

Ratio of earning to fixed charges(c)	6.4	20.2	10.1	5.1

(a)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.

(c)	Earnings were insufficient to cover fixed charges by $100 million for 2009.